June 9, 2016

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Cecilia Blye
Jennifer Hardy
Barbara Jacobs

Re:	Splunk Inc.
Form 10-K for the Fiscal Year Ended January 31, 2016
Filed March 30, 2016
File No. 1-35498

Ladies and Gentlemen:

Splunk Inc. (“Splunk,” “we” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated May 25, 2016, related to the above referenced filing.

In this letter, we have recited the Staff’s comment in italicized, bold type and have followed it with our response.

Risk Factors, page 13

We are subject to governmental export and import controls…, page 21

1.                                      You disclose throughout the Form 10-K that you do business in the Middle East and Africa.  As you are aware, Syria, located in the Middle East, and Sudan, located in Africa, are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.  The export control section of your website indicates that Splunk products may be transferred to Syria and Sudan with appropriate government license.  Your Form 10-K does not provide disclosure about business relating to Syria or Sudan.  Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan since our 2012 review of your company, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements.  You should describe any products, services or technology you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Splunk does not conduct business in Syria or Sudan.  Splunk, its subsidiaries and affiliates have not entered into any agreements, commercial arrangements, or, to Splunk’s knowledge, had other contacts with the governments of Sudan or Syria or entities controlled by the governments of Sudan or Syria.  Further, Splunk, its subsidiaries and affiliates have not directly sold a product, service or technology to Syria or Sudan. Additionally, to its knowledge, Splunk, its subsidiaries and affiliates have not indirectly through their distributors or resellers sold, exported, reexported or transferred any Splunk product, service or technology to Syria or Sudan. Other than the downloads of Splunk’s free software described below, to its knowledge, Splunk has not had any other contacts with Syria and Sudan and does not anticipate any such contacts.

Splunk takes its compliance with the laws seriously and maintains a system of policies, procedures and controls to restrict its offerings from being exported in violation of export controls and economic sanctions laws.  The export control section of Splunk’s website serves to notify third persons that a license must be obtained from the appropriate U.S. Government agency before a product may be exported to Syria or Sudan and is not intended to suggest that Splunk conducts business in Syria and Sudan.

In June 2015, Splunk voluntarily disclosed to the Commerce Department’s Bureau of Industry and Security (BIS) and the Treasury Department’s Office of Foreign Assets Control (OFAC) that, despite robust precautions taken by Splunk, downloads of its free software may have been made in potential violation of the export control and economic sanctions laws. Splunk did not derive any revenue from any such downloads and has since further strengthened its IT infrastructure and processes intended to prevent future downloads. In May 2016, BIS closed out the voluntary self-disclosure with a warning letter. OFAC’s assessment of Splunk’s voluntary self-disclosure remains pending.

* * * * *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please direct your questions or comments regarding the Company’s responses to the undersigned at (415) 848-8658.  Thank you for your assistance.

Sincerely,

SPLUNK INC.

/s/ David F. Conte
David F. Conte
Senior Vice President and Chief Financial Officer

cc:	Leonard R. Stein, Splunk Inc.
Jon Avina, Wilson Sonsini Goodrich & Rosati, P.C.